Lindsay Thorpe, Counsel

Protective Life Insurance Company

Lindsay.Thorpe@protective.com

(205) 898-7409 direct

(205) 268-3597 fax

April 24, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

RE:	Protective Life Insurance Company

Protective Variable Life Separate Account (File No. 811-07337)

Protective DualCare VUL (File No. 333-292264)

Request for Amendment Withdrawal

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Protective Life Insurance Company respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal of Pre-Effective Amendment No. 1 (“Amendment”) to the above referenced Registration Statement as filed with the SEC on April 23, 2026 (Accession No. 0001104659-26-047730) using the EDGAR submission type “485BPOS” instead of “N-6/A” in error.

We request withdrawal of the Amendment be effective as of the date hereof or at the earliest practicable date hereafter. As a result, we request that the Amendment, to be subsequently filed using the EDGAR submission type “N-6/A”, be declared effective on May 1, 2026, or as soon thereafter as is reasonably practicable.

The Amendment is not effective, and no securities have been sold in connection with the Amendment. Please note that we are filing this request for a withdrawal of the above referenced Amendment only and are not withdrawing the entire Registration Statement.

If you have any question, or require any additional information, please contact the undersigned at (205) 898-7409 or via email at lindsay.thorpe@protective.com. We thank you for your assistance with this filing.

Sincerely,

/s/ Lindsay Thorpe

Lindsay Thorpe

Counsel